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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                              (Amendment No. __)

                                  COMC, Inc.
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                               (Name of Issuer)

                    Common Stock, par value $.01 per share
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                        (Title of Class of Securities)

                                 12614F 10 9
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                                (CUSIP Number)

                             Scott C. Smith, Esq.
                        Landels Ripley & Diamond, LLP
                             350 The Embarcadero
                         San Francisco, CA 94105-1250
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               August 17, 1998
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: / /

Check the following box if a fee is being paid with the statement:  / /

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1.       NAME OF REPORTING PERSON
         S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         William M. Burns & Nellie J. Burns, Trustees of the Burns Family Trust (the "Trust")

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                    (a)
                                    (b) X

3.       SEC USE ONLY

4.       SOURCE OF FUNDS

                  OO(1)

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
         PURSUANT TO ITEMS 2(D) OR 2(E)


6.       CITZENSHIP OR PLACE OF ORGANIZATION

                  United States

NUMBER OF                  7        SOLE VOTING POWER
SHARES
BENEFICIALLY                        -0-
OWNED BY
EACH                       8        SHARED VOTING POWER
REPORTING
PERSON                              10,841,558 shares
WITH
                           9        SOLE DISPOSITIVE POWER

                                    3,623,376

                           10       SHARED DISPOSITIVE POWER

                                    -0-

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

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(1) The Trust was a 50% shareholder of ICF Communication Systems, Inc. ("ICF"), which merged into and with a wholly owned subsidiary of the Company on or about August 17, 1998. In return for the Trust's consent to the merger, and the surrender of all of its stock in ICF, the Trust received stock in the Company, as described herein.

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                  3,623,376         shares (includes 376,623 shares of which
                                    William M. Burns, Trustee of the Burns
                                    Family Trust, has a right to purchase upon exercise of options that are currently exercisable(2) and excludes 10,435,324 shares beneficially owned by third parties that are subject to a stockholders agreement).

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                       [X]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  17.7%

14.      TYPE OF REPORTING PERSON

                  OO(3)

Item 1.           Security and Issuer

                  Common Stock, $.01 par value.

                  COMC, Inc. (the "Company")
                  400 North Glenoaks Boulevard
                  Burbank, California 91502

Item 2.           Identity and Background


1.                (a)      Name:
                              William M. Burns & Nellie J. Burns, Trustees of the Burns Family Trust (the "Trustees")

                  (b)      Residence (of Trustees):
                              2840 Howe Road, Suite D
                              Martinez, CA 94553-4000

                  (c)      Principal Occupation and Business Address:

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(2)  Immediately upon exercise of these options, Mr. Burns will assign and transfer any and all Company stock acquired to the Trust.

(3)  Living Trust

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                           Occupation:     William M. Burns, Trustee of the
                                           Trust, is the President and Chief
                                           Executive Officer of ICF
                                           Communication Solutions, Inc., a
                                           wholly-owned subsidiary of the
                                           Company ("ICF")

                           Address:        2840 Howe Road, Suite D
                                           Martinez, CA 94553-4000

                  (d)      Criminal Convictions:              None

                  (e)      Civil Proceedings:                 None

                  (f)      Citizenship:                       United States

The Trust may be deemed to be a member of a group by virtue of the fact that it is a party to a stockholders agreement with John Ackerman, the Chairman of the Company, Charles E. Lincoln and Carolyn Lincoln, Trustees of the Lincoln Family Trust (the "Lincoln Trust"), Christopher R. Smith, the Chief Financial Officer of the Company, and the Company. The Trust disclaims any obligation to report with respect to such other persons.

Item 3.           Source  and Amount of Funds or Other Consideration.

         On August 17, 1998, the Company acquired ICF pursuant to an Agreement and Plan of Merger (the "Agreement"). Pursuant to the terms of the Agreement, the Trust, which was one of the two shareholders of ICF, contributed all its shares of stock in ICF to a subsidiary of the Company in exchange for 3,246,753 shares of Common Stock in the Company, valued at $1.386 per share.

         On August 10, 1999, Mr. Burns was granted an option to purchase 376,623 shares of Common Stock at a price of $.08 per share. All of such options shall be funded by the Company from an aggregate of 3,651,948 shares of Common Stock contributed to the Company by Mr. Ackerman on August 10, 1999.

Item 4.           Purpose of Transaction.

         The Trust initially acquired stock in the Company pursuant to the Agreement. Mr. Burns acquired an option to purchase an additional 376,623 shares of Common Stock at a price of $.08 per share as a part of the restructuring of certain Company debt obligations to Mr, Burns, and as consideration for Mr. Burns' consent to the extension of the repayment term for such debt obligations.

         It is anticipated that the Company will incorporate an entity in the State of Delaware and then merge into such entity such that the Company will become a Delaware corporation. In addition, as soon as practicable, the Company plans to fill a vacancy on the Board of Directors in order to bring the number of directors of the Company back to the currently authorized five members.

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         The Trust reserves the right to increase its beneficial ownership through the acquisition of additional shares of Common Stock and to sell all or a portion of its shares in the over-the-counter market, or in privately negotiated sales.

         Except for the foregoing, the Trust does not have a plan or proposal which relates to or would result in:

         (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

         (d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of the issuer;

         (f) Any other material change in the issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

         (g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

         (h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         (j)      Any action similar to any of those enumerated above.

Item 5.           Interest in the Securities of the Issuer.

         (a) The Trust beneficially owns 3,623,376 shares of Common Stock (approximately 17.7% of the shares outstanding), consisting of 3,286,753 shares which the Trust owns directly, and 376,623 shares subject to an option in favor of Mr. Burns, Trustee of the Trust, which is

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currently exercisable. This amount excludes 10,435,324 shares of Common Stock beneficially owned by Messrs. Ackerman and Smith, and the Lincoln Trust, all of which are subject to the stockholders Agreement described in Item 2. To the best knowledge of the Trustees: (i) Mr. Ackerman beneficially owns 3,333,052 shares of Common Stock (approximately 16.6% of the shares outstanding), all of which he owns directly, (ii) the Lincoln Trust beneficially owns 3,623,376 shares of Common Stock (approximately 17.7% of the shares outstanding), consisting of 3,246,753 shares which the Lincoln Trust owns directly and 376,623 shares subject to an option which is currently exercisable, and (iii) Mr. Smith beneficially owns 3,478,896 shares of Common Stock (approximately 15.4% of the shares outstanding), consisting of 200,000 shares which he owns directly, 815,000 shares which he has power to vote pursuant to irrevocable proxies granted to Mr. Smith, and 2,463,896 shares subject to an option which is currently exercisable by Mr. Smith.

         (b) The Trust does not have the sole power to vote any shares of Common Stock, but has the sole authority to dispose or direct the disposition of 3,246,753 shares of Common Stock. To the knowledge of the Trustees, Messrs. Ackerman and Smith, and the Lincoln Trust, do not have the sole power to vote any shares of Common Stock, but have the sole authority to dispose or direct the disposition of 3,333,052, 3,246,753 and 200,000 shares of Common Stock, respectively. Messrs. Smith and Ackerman, the Lincoln Trust and the Trust have shared power to vote 10,841,558 shares of Common Stock, by virtue of the Stockholders Agreement described in Item 2, but do not share dispositive power with respect to any shares.

         (c) Other than the transactions set forth herein, the Trustees, and to the best of the Trustees' knowledge, Messrs. Ackerman and Smith and the Lincoln Trust have not effected any transaction in the shares of Common Stock during the past sixty (60) days.

         (d) The Trust owns and presently has the right to receive dividends on 3,246,753 shares of Common Stock. To the best of the Trustees' knowledge: (i) Mr. Ackerman owns and presently has the right to receive dividends on 3,333,052 shares of Common Stock; (ii) the Lincoln Trust owns and presently has the right to receive dividends on 3,246,753 shares of Common Stock and; (iii) Mr. Smith owns and presently has the right to receive dividends on 200,000 shares of Common Stock.

         (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  (i) The Agreement; (ii) a stock option agreement by and between the Company and Mr. Burns; (iii) the Stockholders Agreement, dated August 10, 1999, among the Company, the Trust, Messrs. Smith and Ackerman, and the Lincoln Trust; and (iv) a registration rights agreement, dated August 10, 1999, among the Company, Mr. Burns and Messrs. Smith, Ackerman and Lincoln, and other accredited investors in the Company.

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Item 7.           Materials to be filed as Exhibits.

                  Exhibits

                  (1)      Copy of the Agreement and Plan of Merger(4)

                  (2)      Copy of the Stock Option Agreement(5)

                  (3)      Copy of the Stockholders Agreement(6)

                  (4)      Copy of the Registration Rights Agreement(7)


                                  SCHEDULE 13D

                                   SIGNATURES

         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Date: October 11, 1999                    /s/ William M. Burns
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                                          William M. Burns, Trustee of the Burns
                                          Family Trust

                                          /s/ Nellie J. Burns
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                                          Nellie J. Burns, Trustee of the Burns
                                          Family Trust

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(4)  Incorporated by reference to the Company's Form 8-K filed August 31, 1998.

(5)  Incorporated by reference to the Company's Form 8-K filed October 15, 1999.

(6)  Incorporated by reference to the Company's Form 8-K filed October 15, 1999.

(7)  Incorporated by reference to the Company's Form 8-K filed October 15, 1999.